December 15, 2008

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Mr. Jeffrey Riedler Ms. Jennifer Riegel Ms. Sonia Barros
Re:
CastlePoint Holdings, Ltd.
Transaction Statement on Schedule 13E-3, Amendment No. 3
Filed December 3, 2008
File No. 5-83606

Tower Group, Inc.
Registration Statement on Form S-4, Amendment No. 2
Filed December 3, 2008
File No. 333-153736

Dear Mr. Riedler,

        On behalf of Tower Group, Inc. ("Tower") and CastlePoint Holdings, Ltd. ("CastlePoint"), we are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated November 24, 2008 (the "Comment Letter"), with respect to Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed by Tower and CastlePoint with the Commission on December 3, 2008 (File No. 5-83606) (the "Schedule 13E-3") and Amendment No. 2 to the Registration Statement on Form S-4 filed by Tower with the Commission on December 3, 2008 (File No. 333-153736) (the "Form S-4"). In connection with this response to the Comment Letter, Tower and CastlePoint are filing electronically with the Commission today Amendment No. 3 to the Form S-4.

        The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the parties' response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Form S-4.

Securities and Exchange Commission
Division of Corporation Finance
December 15, 2008

Form S-4/A filed December 3, 2008

Special Factors, page 20

Background of the Merger, page 20

Formation of the CastlePoint Special Committee, page 23

1.
We are reissuing prior comment 7. Please revise your disclosure to clarify whether Friedman Billings Ramsey & Co. provided services as CastlePoint management's financial advisor solely in connection with CastlePoint's acquisition of Tower, or if it also provided services in connection with Tower's acquisition of CastlePoint. We note that FBR will be paid $400,000 if a transaction between CastlePoint and Tower is completed.

Response: The disclosure in the "Special Factors—Background of the Merger" section on pages 24 and 25 of the joint proxy statement/prospectus has been revised in response to the Staff's comment.

Opinion of the Financial Advisor of the Tower Special Committee, page 58

Other Written Presentations by Lazard, page 67

2.
As previously requested in prior comment 13, please expand your disclosure to provide a reasonably detailed description of all the analyses listed. For example, please expand your description of the Precedent Transactions Analysis on page 66 to provide the names of the transactions, the metrics used and any results obtained. In addition, please expand your description of the Collar Analysis on page 68 to disclose the other collars that were considered.

Response: The disclosure on pages 66, 68 and 69 of the joint proxy statement/prospectus relating to the Precedent Transactions Analysis, Premiums Paid Analysis and Collar Analyses has been revised in accordance with the Staff's comment to include further detail of the analyses performed by Lazard.

Securities and Exchange Commission
Division of Corporation Finance
December 15, 2008

        Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 259-8667 or Joseph L. Seiler at (212) 259-8137.

Very truly yours,
/s/ JOHN M. SCHWOLSKY
John M. Schwolsky

Enclosures

cc:
Francis M. Colalucci
 Tower Group, Inc.

Roger A. Brown Esq.
 CastlePoint Holdings, Ltd.

Michael W. Blair, Esq.
 Debevoise & Plimpton LLP

John Evangelakos, Esq.
Stephen M. Kotran, Esq.
 Sullivan & Cromwell LLP